November 6, 2008

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Commissioners:

      We have read the statements made by Single Touch Systems, Inc., which we understand will be filed with the Commission pursuant to Item 4.01, Changes in Registrant's Certifying Accountants, paragraphs 1 through 6, as part of the Registrant's Current Report on Form 8-K, dated November 6 , 2008. We agree with the statements in Item 4.01 of such Form 8-K in regard to our firm.

      Very truly yours,

      /s/Raich Ende Malter & Co., LLP

      Raich Ende Malter & Co., LLP

      Independent Registered Public Accounting Firm